

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corporation
40 West 57th Street
33rd Floor
New York, NY 10019

> **Re: Altimar Acquisition Corporation**
> **Registration Statement on From S-4**
> **Filed January 4, 2021**
> **File No. 333-251866**

Dear Mr. Wasserman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on From S-4 filed January 4, 2021

Selected Definitions, page 3

1.   Please revise to include Seller Earnout Securities, Seller Earnout Share and Seller Earnout Unit in your selected definitions.

Questions and Answers About this Business Combination, page 13

2.   Please revise this section to include a question that asks and answers the question, "What will Altimar Acquistion Corporation equity holders receive as a result of the business combination?" In this regard, please include in the question and answer section disclosure of the percent of Blue Owl that Altimar's public stockholders will own following the business combination. Please also discuss in this section the multi-class structure of Blue

Owl common stock and how that will effect the concentration of voting power with the Owl Rock Principals and Dyal Principals. Please also disclosure here that Blue Owl will be a controlled company following the business combination.

Q: What will Owl Rock Equityholders and Dyal Equityholders Receive, page 14

3.   Please clarify here that the cash consideration is coming from Altimar and proceeds from the proposed PIPE Investments.

Summary, page 27

4.   Please revise to provide the existing organizational and ownership structure of relevant Owl Rock and Dyal entities.

Simplified Post-Combination Blue Owl Structure, page 28

5.   Please revise this chart to indicate the percentages of voting and economic interests each of the stakeholders will have in Blue Owl Capital Inc. following the closing.

Owl Rock Funds, page 53

6.   We note your various disclosures that Blue Owl will acquire 15% of the carried interest, performance fees, and any other incentive-base allocations or fees arising in respect of all existing and future Owl Rock and Dyal funds, with certain exceptions. Please revise your disclosure at page 13 under "What is the Busness Combination?" to briefly explain the carried interest. Please also revise your disclosures in the risk factor section and elsewhere, as appropriate, to indicate what this means in terms of future dividends or impact on the value of the shares your current shareholders will receive as part of this transaction.

Risk Factors
Altimar's shareholders will experience dilution, page 94

7.   Please clarify here, as you disclose on page 119, that Altimar's public stockholders will own approximately 2% of the common stock of Blue Owl (assuming that no shares are elected to be redeemed), or advise.

Explanatory Note Regarding the Business Combination Agreement, page 108

8.   We note your statement that the representations and warranties in the business combination agreement: "may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some representations, warranties and covenants were qualified by the matters contained in the confidential disclosure letters that Altimar, Neuberger, Owl Rock Capital, Owl Rock Feeder and Owl Rock Capital Partners each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do

not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement."

Please clarify that information in a business combination agreement filed as an exhibit to an S-4 is part of the disclosure document and may be subject to federal securities law liability.

Transaction Structure, page 123

9.   We note your disclosure on page 249 that carried interest in the Dyal Equity Funds and any related co-investment or secondary-transaction vehicles will not be part of Blue Owl. We also note disclosure in Note 3 Adjustment (a) on page 203 that removes certain investments and non-controlling interests from Dyal since they are not part of the acquisition of Dyal. Please revise this section and other sections that discuss the business combination agreement to more clearly disclose the parts of Dyal's business that are not being acquired.

Unaudited Pro Forma Combined Financial Information, page 193

10.   We note your disclosure that the acquisition of Owl Rock is deemed to be a transaction between entities under common control because the same parties which controlled Owl Rock prior to the Business Combination are expected to have a majority voting interest in Blue Owl. Please tell us the following:

- The guidance that supports this accounting determination.
- Why you believe the fact that the same parties which controlled the target (i.e. Owl Rock) prior to the Business Combination are expected to have a majority voting interest in the combined entity (i.e. Blue Owl) is relevant to the accounting determination.
- How you considered the fact that the entities were not under common control prior to the business combination.

11.   We note your disclosure that Owl Rock is a VIE for which Altimar is the primary beneficiary. Please tell us how you considered the guidance in ASC 805-10-25-5 that states that "in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer" in determining the appropriate accounting for the business combination. Additionally, please tell us how you considered whether you should account for the business combination as a forward purchase acquisition with Altimar as the accounting acquirer.

12.   Please tell us how you determined that the acquisition of Dyal should be treated as a business combination under ASC 805 and accounted for using the acquisition method. Please tell us all the key facts and circumstances and the accounting guidance that supports your accounting determinations, including addressing the following:

- If Dyal is a variable interest entity, and if so, how you determined which entity was considered to be the primary beneficiary.

- How you determined which entity was the acquirer.

13.   To more clearly show the impact of the business combination agreement, please revise your pro forma financial information to present the common control acquisition of Owl Rock separately from the Dyal acquisitions. For instance, the presentation could include the following information:

- Historical financial statements of Altimar,
- Historical financial statements of Owl Rock,
- Altimar IPO adjustments,
- Pro forma transaction accounting adjustments,
- Pro forma combined Altimar and Owl Rock,
- Historical financial statements of Dyal,
- Dyal perimeter adjustments,
- Dyal PPA adjustments, and
- Pro forma combined.

Sources and Uses of Funds for the Business Combination, page 200

14.   Please revise to quantify the amount of the earnout payable to certain holders of Class A Units in Owl Rock Group related to a 2018 recapitalization and clarify how that amount is presented in the Uses section of the table and in the pro forma balance sheet.

Basis of Presentation , page 201

15.   Please revise to provide additional information regarding what the Autonomous Entity Adjustments represent and where they are presented in the pro forma financial statements.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 203

16.   Please revise adjustment (a) to provide additional detail regarding the investments and non-controlling interests of Dyal that will not be acquired or refer to the section of the filing that provides this information.

17.   Please revise adjustment (f) to provide a full purchase price allocation analysis that more clearly shows the recognition and calculation of goodwill measured as the excess of (a) over (b) as described in ASC 805-30-30-1 and as illustrated in ASC 805-10-55-41.

18.   Please ensure that each Dyal PPA Adjustment included in the proforma balance sheet can be clearly traced to a note which provides appropriate context to understand the reason and nature of the adjustment and detail to understand how it is calculated. For example, provide this information related to the $59,901 APIC adjustment (f) and the ($4,715,941) APIC adjustment (n).

19.   Please revise adjustment (f) to discuss how you determined the fair value of the earnout amount recognized as consideration and as an adjustment to additional paid-in capital.

20. We note that in adjustment (g) you recognize a liability and a decrease in APIC related to the Tax Receivable Agreement in the Owl Rock common control transaction. Please tell us the guidance that supports your presentation.

21. Please revise to more clearly disclose how the non-controlling interest adjustments of ($5,817,139) and ($5,960,240) presented in the table at the bottom of page 205 are determined.

Business of Blue Owl, page 222

22. Please revise to compare and contrast the characteristics of permanent capital vehicles, long-dated private funds and managed accounts so an investor clearly understands the key differences among each and how they impact your current and future financial results.

Our Market Opportunity, page 227

23. Please indicate whether you or any of the parties connected to this business combination have any relationship with Preqin Ltd. Also indicate whether you or any of these related parties have contributed to the funding of any of Preqin's reports or studies referred to in this registration statement.

Owl Rock's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 256

24. As disclosed on page F-45, waived fees totaled $123.5 million for the nine months ended September 30, 2020. Noting the material impact these amounts had on revenues, please revise your MD&A to provide information regarding your fee waiver program to inform investors about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Non-GAAP Financial Measures, page 262

25. For each adjustment in your reconciliation to fee related earnings on page 273 (i.e. long term deferred compensation costs back out, deferred distribution cost add back, contribution from Class A investors add back, net loss attributable to non-controlling interests add back), please revise to clarify why the adjustment is needed and appropriate in assessing your core operating results. Please especially detail why long term deferred compensation is not considered part of your core operating results.

26. For each material adjustment in your reconciliation to distributable earnings on page 273 (i.e. long term deferred compensation costs back out, deferred distribution cost add back, contribution from Class A investors add back, net loss attributable to non-controlling interests add back), please revise to clarify why the adjustment is needed and appropriate in assessing your ability to make dividend payments.

27. Considering the significant number of material adjustments in your reconciliation

to Adjusted EBITDA on page 273, please revise to clarify why you believe characterizing this performance measure as a measure of EBITDA is useful for investors and appropriate. Please tell us why a characterization of this performance measure as adjusted earnings is not more accurate and appropriate.

28.   Please revise to clarify what the contributions from Class A investors represent and why you consider them to be revenue in your Adjusted Revenue non-GAAP measure.

Operating Metrics – Assets Under Management, page 263

29.   Please revise to include a roll forward, for all periods presented, of assets under management (AUM) and fee paying assets under management (FPAUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations your AUM and FPAUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

30.   Please revise to disclose your AUM and FPAUM by investment strategy for each period presented.

Available Capital and AUM Not Yet Paying Fees, page 265

31.   Please revise to disclose any expected timeframe of deployment for your AUM not yet paying fees to allow an investor to better understand how this AUM will impact future financial results.

Components of Consolidated Results of Operations, page 268

32.   Noting the material amounts of "Administrative, transaction and other fees" as compared to total revenues, please revise to separately present any quantitatively significant type of Administrative, transaction and other fees in your income statement presentation for all periods presented.

Critical Accounting Estimates, page 279

33.   We note your disclosure that there have been no material changes to the critical accounting estimates previously disclosed in your audited financial statements. Please revise here and in the MD&A of Dyal to provide enhanced discussion and analysis of critical accounting estimates and assumptions that:

• identifies your critical accounting estimates or assumptions,
• supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements, and
• provides greater insight into the quality and variability of information regarding financial condition and operating performance.

For further guidance, refer to Release No. 33-8350 Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Business Services Platform Overview, page 284

34. Please revise to quantify the amount of revenue earned for each period presented, clarify where the revenue is presented and provide additional discussion regarding how the Business Services platform impacts your financial results.

Operating Metrics – Assets Under Management, page 288

35. Please revise to include a roll forward, for all periods presented, of assets under management (AUM) and fee paying assets under management (FPAUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please identify significant trends or concentrations in your AUM and FPAUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

36. Please revise to disclose your AUM and FPAUM by investment strategy and by any other meaningful metric for each period presented to allow an investor to understand your business and financial trends.

Results of Operations, page 291

37. Noting its apparent material impact on your management fees, please revise your discussion to quantify the amount of catch-up fees recognized for each period presented.

Certain Relationships and Related Party Transactions, page 310

38. We note your disclosures that Altimar is affiliated with HPS Investment Partners and Dylan Fund IV's interest in an affiliate of HPS. Please revise this section, or elsewhere in the filing where appropriate to include a discussion that further explains the various connections and related party transactions between any and all of the relevant parties to the many corporate transactions involved in the business combination.

Note 1. Organization and Business Description, page F-35

39. We note your disclosure that FIC Interests are an equity interest in the Group. Please revise to clearly state, if true, that FIC Interests are not recognized or presented in the carve-out financial statements of Owl Rock Capital.

Expense Support Agreement, page F-45

40.   Please revise to clarify, if true, that the amounts referred to as "Expense Support" have not be reimbursed at period end.

Independent Auditor's Report, page F-79

41.   Please revise to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and includes all relevant elements noted in PCAOB Auditing Standard 3101 including paragraph 9 or tell us why the current audit report is appropriate and include supporting guidance.

Note 4. Variable Interest Entities, page F-90

42.   We note your disclosure that you consolidate certain entities in which you are determined to be the primary beneficiary. Please revise to disclose the information required by ASC 810-10-50-3.

Exhibits

43.   Please file the form of Preliminary Proxy Card with the next amendment. Please also file before effectiveness the agreements, such as the Tax Receivables Agreement, which are disclosed under Certain Relationships and Related Party Transactions, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance